UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 January 2, 2008

                                  ------------

                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

CRUCELL ANNOUNCES SECOND QUARTER 2007 RESULTS

Total revenue and total other operating income increased by 82% to (euro)39.4 million in the second quarter compared to the same quarter last year. 42% autonomous revenue growth achieved in the underlying businesses. Solid progress made in clinical pipeline.

LEIDEN, THE NETHERLANDS (AUGUST 14, 2007) - Dutch biotechnology company Crucell N.V. (Euronext, Nasdaq: CRXL; Swiss Exchange: CRX) today announced its financial results for the second quarter and half year ended June 30, 2007, based on International Financial Reporting Standards (IFRS). These financial results are unaudited.


BUSINESS HIGHLIGHTS SECOND QUARTER 2007:

o    Genzyme achieves promising results using Crucell's STAR(TM) technology.

o    Sanofi Pasteur to enter Phase II with seasonal flu vaccine in the US.

o    Pandemic Flu Vaccine (H7N1) Flupan trial in Norway successfully completed.

o    Hepatitis A Epaxal(R) pediatric vaccine approved in Switzerland.

o US Phase I trial completed for the tuberculosis vaccine, in collaboration with the Aeras Global TB Vaccine Foundation.


FINANCIAL HIGHLIGHTS SECOND QUARTER 2007:

o Combined total revenue and total other operating income of (euro)39.4 million was in line with management expectations, and showed an increase of 82% over the same quarter last year ((euro)21.7 million).

o The increase of total revenue is primarily attributable to the successful introduction of Quinvaxem(TM), and the revenues related to the acquisitions of SBL in Sweden and BPC in the US, both in the second half of 2006.

o Full year expectations for total revenue and other operating income remain in the (euro)220 to (euro)225 million range, as the sales of influenza vaccines traditionally take place in the second half of the year.

o Sales of Quinvaxem(TM) are expected to continue to accelerate in the second half of this year as momentum for the product continues to increase.

o Gross margin increase to 39%, which represents a significant increase over the first quarter (23%) due to a favorable product mix and lower acquisition related costs in COGS.

o    Net loss for the second quarter was (euro)18.2 million versus a loss of
     (euro)26.0 million the same quarter last year.

o Net cash used in operations was (euro)10.2 million compared to (euro)15.4 million in the same quarter last year.

o Due to the seasonal pattern of cash inflow, the company reiterates its outlook for the full year, to achieve cash break-even on 'net cash from operating activities'.

KEY FIGURES SECOND QUARTER 2007
((EURO) MILLION, EXCEPT NET LOSS PER SHARE)

Second quarter                                      Six months ended June 30
2007    2006      Change                           2007        2006     Change

39.4    21.7      82%    Revenues and other
                         operating income          74.6        35.4     111%

(18.2)  (26.0)    (30)%  Net loss                 (36.7)      (41.0)   (10)%

                         Net loss per share
(0.28)  (0.44)           (basic and diluted)      (0.57)     (0.75)

                         Cash & cash equiv.:
                         - June 30,2007            130.8
                         - Dec 31, 2006            157.8

Crucell's Chief Executive Officer Ronald Brus said:

"Our second quarter results are in line with our expectations and reflect the momentum we see in the underlying business as well as the solid results from the strategic acquisitions we made last year.

"The roll-out of Quinvaxem(TM) is very promising and children in Ethiopia were the first to be vaccinated with this new vaccine. We also continue to make good clinical progress in other areas.

"The realignment of our business into two distinct business units, Proteins and Vaccines, positions us to have a clear strategic focus and will lead to increased transparency.

"Due to the seasonality of our business, vaccine sales are heavily weighted to the second half of the year and we therefore expect to realize two-thirds of our revenues in the second half of the year.

"Based on these results, we are reiterating our guidance for combined total revenue and other operating income to the (euro)220 to (euro)225 million range for 2007. As stated previously, we expect to achieve operational cash break-even for the full year 2007."

BUSINESS UPDATE SECOND QUARTER 2007

TECHNOLOGY & CLINICAL PROGRAM UPDATE

o STAR(TM) TECHNOLOGY: Biotechnology firm Genzyme, using Crucell's STAR(TM) Technology, was able to demonstrate that protein production per production cell increased significantly. STAR(TM) Technology enabled Genzyme to develop protein-producing cells more rapidly than using existing systems.

o    INFLUENZA:

     o    SEASONAL FLU VACCINE (FLUCELL COLLABORATION WITH SANOFI PASTEUR):
          Based on Phase I clinical study results of the PER.C6(R)-based seasonal influenza vaccine, Crucell's partner sanofi pasteur, the vaccines division of the sanofi-aventis Group, has decided to enter a Phase II study, which will focus on the immunogenicity of the seasonal influenza vaccine, in the fall of 2007. The Phase I clinical study that started in September 2006 showed sound safety and tolerability data. In addition, successful scale-up results were generated, underlining the strengths of PER.C6(R) technology and showing that PER.C6(R) is a suitable cell line for large-scale manufacturing, a condition to meet future vaccine demands.

     o PANDEMIC FLU VACCINE (FLUPAN H7N1 PER.C6(R) TECHNOLOGY- BASED, SPONSORED BY THE EU, IN COLLABORATION WITH SANOFI PASTEUR): Study has been completed and the vaccine was found to be sound, safe and well tolerated as presented during the "Options for the Control of Influenza VI Conference" held in Toronto, Canada last June.

     o PANDEMIC VIROSOMAL FLU VACCINE H9N2 (BASED ON PROPRIETARY INFLEXAL(R) V TECHNOLOGY): Phase I and II studies have been completed, however results are still blinded. No serious adverse side effects were reported to date.

o HEPATITIS A: Pediatric Epaxal(R) was licensed earlier this year in Switzerland. The product is currently under registration in selected countries based on market opportunities.

o ADVAC(R)/PER.C6(R) TECHNOLOGY-BASED MALARIA VACCINE: Crucell and its partner, the National Institute of Health (NIH), have decided to add clinical sites in the US to speed up recruitment for their Phase I trial. Phase I results are not expected to be available by year-end 2007.

o ADVAC(R)/PER.C6(R) TECHNOLOGY-BASED TUBERCULOSIS VACCINE: The development of this vaccine is being carried out in collaboration with the Aeras Global TB Vaccine Foundation. US Phase I trial (in BCG naive individuals) has been completed. All data has been collected, including the 6 months follow-up data. This is being analyzed and is expected to be made public later this year. No serious adverse side-effects were reported to date. A second clinical trial was initiated in South Africa. This Phase I trial is a placebo controlled study in adults who were vaccinated at birth with the BCG vaccine, and is progressing well.

o LIVE ATTENUATED YELLOW FEVER VACCINE FLAVIMUN(R): Market authorization and launch of this vaccine is expected in 2008 and has been re-scheduled due to production priorities related to MoRuViraten(R) vaccine for Measles/Rubella, which is produced in the same facility. This existing vaccine was recently successfully licensed and had its registration renewed.

o ADVAC(R)/PER.C6(R) TECHNOLOGY-BASED EBOLA VACCINE : Phase I study for the Ebola vaccine, which Crucell is currently developing in partnership with the Vaccine Research Center (VRC) of the National Institute of Allergy and Infectious Diseases (NIAID), is proceeding according to schedule. Results are expected to be reported in the fourth quarter of 2007 as planned.

o RABIES HUMAN MONOCLONAL ANTIBODY MIX: Phase I of the US study has been completed. Results will be reported at the RITA "Rabies in the Americas" meeting to be held in Mexico from September 29th to October 5th 2007. No serious adverse effects were reported and the treatment was well tolerated. Phase I trial in India, which started in April 2007, has also been completed. Data analysis is ongoing.

o WHOLE-KILLED VIRUS WEST NILE VACCINE: The Phase I trial was completed, early this year, demonstrating safety and tolerability. Follow up studies are being planned. In addition Crucell has developed human monoclonal antibodies against West Nile for therapeutic use and commercial options are currently being explored.

o ADVAC(R)/PER.C6(R) TECHNOLOGY-BASED HIV VACCINE: IND for Phase I of the trial with Harvard Medical School (supported by the NIH) has been submitted to the FDA. The study is expected to start in the fourth quarter of this year as previously announced.

o BLOOD COAGULATION FACTOR VL/C (REDUCING BLOOD CLOTTING TIME FOR HAEMOPHILIACS): Progress in producing the product has been achieved and successful proof-of-concept data have been obtained.

o MERCK AD5 HIV VACCINE: Phase 2b Step Study in USA, Caribbean and Latin America fully enrolled with 3000 participants. Phambili study in South Africa, started beginning this year and is the first efficacy trial to take place in South Africa, also enrolling 3000 participants.


NEW DISTRIBUTION AGREEMENTS

o Crucell announced a long-term distribution agreement with US-based Talecris Biotherapeutics. Crucell is currently the exclusive distributor of Talecris' Prolastin(R) (alpha-1 proteinase inhibitor) in 10 Western European countries.


LICENSING AGREEMENTS

o TECHNOLOGY LICENSING: Crucell announced the extension of a non-exclusive research license agreement for PER.C6(R) with Novartis Vaccines and Diagnostics, Inc., which allows Novartis to use Crucell's technology for developing vaccines. The partnership of DSM Biologics and Crucell signed a new PER.C6(R) license with Sartorius Biotech. Licenses with UCB, Celltech and Symphogen were terminated due to non-PER.C6(R) related issues.

POST BALANCE SHEET EVENTS

o BUSINESS UNITS: Crucell announced the formation of the protein and vaccine business units. Mr. Bjorn Sjostrand was appointed as head of the Vaccines Business Unit while Mr. Arthur Lahr became head of the Proteins Business Unit. Mr. Sjostrand and Mr. Lahr are both members of Crucell's management committee. Crucell set up these dedicated business units with strong leadership to tailor its approach to pursue growth aggressively in these two strategic markets.

o PEVION announced the closing of a CHF 35 million ((euro)22 million) financing round. Pevion Biotech is a joint venture of the Crucell Group with Bachem AG, focused on the development of prophylactic and therapeutic vaccines based on virosome technology. After the financing, Crucell's share of ownership decreases from 50% to approximately 25%.

o RUCELL ANNOUNCED PER.C6(R) AND ADVAC(R) TECHNOLOGY LICENSE AGREEMENT WITH WYETH PHARMACEUTICALS: Under the terms of the agreement, Crucell will receive an upfront payment, milestone payments, annual maintenance fees, and royalties on net product sales. Other financial details are not disclosed. Crucell's AdVac(R) technology is a recombinant vector technology used to develop novel adenoviral-based products. PER.C6(R) technology is based on a human cell line developed for the large-scale manufacture of biological products including vaccines.

o APPOINTMENTS AND RESIGNATIONS: Crucell announced the appointment of biotech pioneer Dr. Herbert Heyneker, who joined the company's Protein Business Unit as senior vice president, Research and Development. Ms. Oya Yavuz was appointed as director of investor relations. Dr. Jurg Witmer and Dr. Claude Thomann resigned from the company's supervisory board at the company's Annual General Meeting of Shareholders in June.


FINANCIAL REVIEW

TOTAL REVENUE AND OTHER OPERATING INCOME

Total revenue and other operating income was (euro)39.4 for the second quarter of 2007, an increase of 82% compared to the same quarter last year. The autonomous growth, without the acquisitions of SBL and BPC US, amount to 42%, mainly driven by the successful introduction of Quinvaxem(TM) and increased sales of travel vaccines.

Product sales amounted to (euro)32.2 million and represent sales of pediatric vaccines (45%), travel vaccines (38%) and other products (17%). Product sales are seasonal and have historically been concentrated in the second half of the year, driven mainly by influenza vaccines sales. In addition, the introduction of Quinvaxem(TM) in new markets during the year is expected to result in increased revenues of this product in the second half of the year.

License revenues were (euro)1.5 million in the second quarter, a decrease of
(euro)0.9 million compared to the same quarter last year. License revenues consist of initial payments from new contracts as well as annual and other payments on existing contracts. No significant initial fees were received during the second quarter.

Service fees for the quarter were (euro)3.2 million, compared to (euro)2.1 million last year. Service fees represent revenue for product development activities performed under contracts with partners and licensees.

Other operating income was (euro)2.4 million for the quarter, compared to
(euro)2.8 million in the second quarter last year. Other operating income consists primarily of government grants and miscellaneous income.


COST OF GOODS SOLD

Cost of goods sold for the second quarter of 2007 amounted to (euro)22.6 million, (euro)20.9 million of which represents product costs and the remainder of (euro)1.7 million represents costs of service activities. Cost of goods sold for the quarter includes a purchase price allocation accounting charge of
(euro)1.5 million. The remaining step- up on inventory on June 30, 2007 amounts to (euro)5.5 million. We will charge this amount into cost of goods sold when we sell the underlying acquired inventory. The charge is the result of the fair value established for inventory at acquisition dates.


EXPENSES

Total expenses consist of research and development (R&D) expenses, and selling, general and administrative (SG&A) expenses. Total R&D and SG&A expenses were
(euro)35.2 million for the second quarter, representing a (euro)4.3 million increase over the same period last year.

R&D expenses for the second quarter amounted to (euro)16.8 million, which represents a (euro)2.4 million decrease versus the second quarter of 2006. This decrease can be attributed to the optimization of R&D activities following the reorganization at the end of last year and the timing of specific R&D expenses during the year.

SG&A expenses for the second quarter of 2007 were (euro)18.4 million and represent an increase of (euro)6.7 million over the same quarter in 2006, which is mainly attributed to increased selling expenses.

For the six month period ending June 30th 2007, R&D expenses are (euro) 33.4 million. The increase of (euro)3.6 million in R&D spending over the same period last year is due to additional clinical activities, inclusion of Berna and SBL R&D costs, partially offset by cost savings realized during the first half of this year.

SG&A expenses for the six month period ending June 30th 2007 amount to
(euro)32.8 million and consist of selling and marketing expenses ((euro)17.2 million) and general and administrative expenses ((euro)15.6 million). Selling expenses increased (euro)10.5 million over the same six month period last year due to inclusion of costs related to Berna Biotech, SBL and Crucell Vaccines in the US. G&A expenses in the first six months increased (euro)3.4 million over the same period last year driven by compliance, advisory costs and equity based compensation costs.

NET LOSS

The Company reported a net loss for the second quarter of 2007 amounting to
(euro)18.2 million, or (euro)0.28 net loss per share, compared to a net loss per share of (euro)0.44 in the second quarter last year.


CASH FLOW AND CASH POSITION

Cash and cash equivalents decreased by (euro)10.3 million in the second quarter to (euro)130.8 million.

Net cash used in operating activities in the second quarter of 2007 was
(euro)10.2 million. Overall net working capital balance remained largely unchanged, since the increase in inventory was offset by decreases in receivables and other current assets as well as an increase in accounts payable. The inventory build up can be attributed to Quinvaxem(TM) in anticipation of shipments in the second half of the year and higher levels of influenza inventory for the coming flu season.

Net cash used in investing activities amounted to (euro)2.3 million. Capital expenditure amounted to (euro)4.3 million, partly offset by (euro)1.6 million interest received.

Financing activities generated (euro)2.8 million which consist of proceeds from asset financing related to the new viral production facility in Leiden and proceeds from shares issued for stock options exercised.


BALANCE SHEET

Property plant and equipment amounted to (euro)137.0 on June 30, 2007. Intangible assets represent assets acquired in acquisitions and amount to
(euro)103.9 million. This amount represents acquired in-process R&D ; developed technology; patents and trademarks; and value of customer and supplier relationships.

Investments in associates and joint ventures amount to (euro)5.3 million and represent investments in Pevion, Kenta and PERCIVIA. The Company's investment in Galapagos NV is classified under "Available-for-sale-investments."

Total equity amounts to (euro)455.7 million. A total of 65,064,982 million ordinary shares were issued and outstanding on June 30, 2007.


OUTLOOK

Crucell expects combined full year 2007 total revenue and total other operating income in the (euro)220 to (euro)225 million range. The Company aims to achieve cash break-even on its 'net cash from operating activities' line in the cash flow statement for the full year 2007.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2007, and the section entitled "Risk Factors". The Company prepares its financial statements under International Financial Reporting Standards (IFRS) with reconciliation to the generally accepted accounting principles in the United States (US GAAP).


CONFERENCE CALL AND WEBCAST

Today, August 14 2007, at 14:00 Central European Time (8:00am US Eastern Daylight Time) management of Crucell will conduct a conference call. A presentation on the second-quarter results will be followed by a question-and-answer session. To participate, please call one of the following toll-free numbers within 10 minutes prior to commencement:

                               US: 1-888 495 6450
                                UK: 0800 358 3476
                         THE NETHERLANDS: 0800 265 8593

The event will be relayed by live audio webcast which can be accessed via the home page of Crucell's corporate website, www.crucell.com. The webcast will be available for replay immediately afterwards and will be archived for one year.


ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. For more information, please visit www.crucell.com.


FOR FURTHER INFORMATION PLEASE CONTACT:

MEDIA:                                     INVESTORS/ANALYSTS:

Crucell N.V.                               Crucell N.V.
Barbara Mulder                             Oya Yavuz
Director Corporate Communications          Director Investor Relations
Tel: 31-(0) 71 524 8718                    Tel. +31-(0)71-524 7064
press@crucell.com                          ir@crucell.com
www.crucell.com                            www.crucell.com

CONSOLIDATED STATEMENTS OF OPERATIONS
in EUR '000 (except per share data)

                                                                             6 MONTHS ENDED                     3 MONTHS ENDED
                                                                                 JUNE 30,                           JUNE 30,
                                                                        2007                 2006             2007              2006
                                                                   UNAUDITED            UNAUDITED        UNAUDITED         UNAUDITED
                                                                   ---------            ---------        ---------         ---------
   Product sales                                                      58,876               21,493           32,234            14,444
   License revenues                                                    4,266                4,638            1,530             2,386
   Service fees                                                        5,330                4,513            3,216             2,068
                                                                   ---------            ---------        ---------         ---------
   TOTAL REVENUE                                                      68,472               30,644           36,980            18,898

   Cost of product sales                                             -43,187              -24,194          -20,901           -14,420
   Cost of service fees                                               -3,532               -3,191           -1,696            -1,524
                                                                   ---------            ---------        ---------         ---------
   TOTAL COST OF GOODS SOLD                                          -46,719              -27,385          -22,597           -15,944

   GROSS MARGIN                                                       21,753                3,259           14,383             2,954

   Government grants                                                   4,605                3,007            2,098             2,055
   Other income                                                        1,517                1,761              298               714
                                                                   ---------            ---------        ---------         ---------
   TOTAL OTHER OPERATING INCOME                                        6,122                4,768            2,396             2,769

   Research and development                                          -33,388              -29,791          -16,802           -19,195
   Selling, general  and administrative                              -32,789              -18,813          -18,441           -11,721
                                                                   ---------            ---------        ---------         ---------
   TOTAL OTHER OPERATING EXPENSES                                    -66,177              -48,604          -35,243           -30,916

   OPERATING LOSS                                                    -38,302              -40,577          -18,464           -25,193

   Financial income                                                    6,649                4,976            3,791             3,422
   Financial expenses                                                 -4,636               -4,578           -2,529            -3,615
   Results investments non-consolidated companies                       -527                 -792              -51              -792
   Results from discontinuing operations                                   0                    0                0               367
                                                                   ---------            ---------        ---------         ---------
   LOSS BEFORE TAX                                                   -36,816              -40,971          -17,253           -25,811

   Income tax                                                            134                   -1             -924              -166
                                                                   ---------            ---------        ---------         ---------
   LOSS FOR THE PERIOD                                               -36,682              -40,972          -18,177           -25,977
                                                                   ---------            ---------        ---------         ---------

   Attributable to:
   Equity holders of the parent                                      -36,682              -40,427          -18,177           -25,712
   Minority interest                                                       0                 -545                0              -265
                                                                   ---------            ---------        ---------         ---------
                                                                     -36,682              -40,972          -18,177           -25,977
                                                                   ---------            ---------        ---------         ---------
   INTEREST RECEIVED
   Net loss per share - basic and diluted                              -0.57                -0.75            -0.28             -0.44
   Weighted average shares outstanding basic and diluted              64,921               53,761           65,010            58,960

CONSOLIDATED BALANCE SHEET
in EUR '000

                                                                                 JUNE 30     MARCH 31      DECEMBER 31
                                                                                 -------     --------      -----------
                                                                                    2007         2007             2006
                                                                               UNAUDITED    UNAUDITED          AUDITED
                                                                                 -------     --------      -----------
   ASSETS
   NON-CURRENT ASSETS
   Plant and equipment, net                                                      136,975      137,326          138,018
   Intangible assets                                                             103,888      108,019          113,077
   Goodwill                                                                       48,112       47,419           47,419
   Investments in associates and joint ventures                                    5,312        5,470            5,998
   Net pension asset                                                               2,483        2,533            2,555
   Available-for-sale investments                                                 10,505       11,746           12,339
   Other financial assets                                                         16,087       16,031           16,430
   Deferred tax assets                                                               310          307              308
                                                                                 -------      -------          -------
                                                                                 323,672      328,851          336,144
   CURRENT ASSETS
   Cash and cash equivalents                                                     130,810      141,104          157,837
   Trade accounts receivables                                                     27,765       32,839           58,563
   Inventories                                                                    86,027       76,814           75,519
   Other current assets                                                           25,925       27,941           25,152
                                                                                 -------      -------          -------
                                                                                 270,527      278,698          317,071
   TOTAL ASSETS                                                                  594,199      607,549          653,215
                                                                                 -------      -------          -------
   LIABILITIES AND EQUITY
   EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
   Share capital                                                                  15,616       15,579           15,553
   Other reserves                                                                740,425      738,973          737,539
   Translation reserve                                                           -16,120      -13,024           -7,920
   Accumulated deficit                                                          -284,240     -266,063         -247,872
                                                                                --------     --------         --------
   Total equity                                                                  455,681      475,465          497,300
   NON-CURRENT LIABILITIES
   Long-term financial liabilities                                                27,948       26,468           26,945
   Long-term provisions                                                            5,260        5,154            5,132
   Deferred tax liabilities                                                       32,709       31,993           33,586
                                                                                  ------       ------           ------
                                                                                  65,917       63,615           65,663
   CURRENT LIABILITIES
   Accounts payable                                                               29,035       26,987           38,512
   Short-term financial liabilities                                               19,371       19,197           19,468
   Other current liabilities                                                      23,247       20,770           29,132
   Income tax payable                                                                360          239              266
   Short-term provisions                                                             588        1,276            2,874
                                                                                 -------      -------          -------
                                                                                  72,601       68,469           90,252

   TOTAL LIABILITIES                                                             138,518      132,084          155,915

   TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                                    594,199      607,549          653,215
                                                                                 -------      -------          -------

CONSOLIDATED STATEMENTS OF CASH FLOW
in EUR '000

                                                               6 MONTHS ENDED           3 MONTHS ENDED
                                                                   JUNE 30,                 JUNE 30,
                                                                 2007       2006*         2007       2006*
                                                            UNAUDITED   UNAUDITED     UNAUDITED   UNAUDITED
                                                            ---------   ---------     --------   ---------
   CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES
   Loss for the period                                        -36,682     -40,972      -18,177     -25,977
   Reversal of non-cash items
     Tax                                                         -134           1          924         166
     Results investments non-consolidated companies               527         792           51         706
     Financial income                                          -6,649      -4,976       -3,791      -3,386
     Financial expenses                                         4,636       4,579        2,529       3,615
     Depreciation                                               6,826       5,986        3,475       4,087
     Amortization                                               6,119       2,532        3,025       1,798
     Fair value write-down on Inventory                         3,598           0          765           0
     Change in long-term provisions                              -184         226         -321          36
     Gain on disposal of assets                                   -68        -220          -52        -362
     Stock based compensation                                   3,390       1,888        2,074       1,888
   Change in net working capital
     Trade accounts receivable                                 29,865       1,973        4,726       9,600
     Inventories                                              -16,174      -7,051      -10,289     -12,821
     Other current assets                                       2,823       8,197        4,492       3,844
     Trade accounts payable                                    -8,562      10,516        2,265      12,793
     Other current liabilities                                 -8,690      -8,371          360     -11,361
     Short-term provisions                                     -1,162         -56       -1,230         -56
   Interest paid                                               -1,330        -698         -731        -482
   Income taxes paid                                             -844         523         -865         529
   Payments out of provisions                                  -1,106         -55          556         -37
                                                              -------     -------      -------     -------
   NET CASH FROM/(USED IN) OPERATING ACTIVITIES               -23,801     -25,186      -10,214     -15,420
   Cash flows from/(used in) investing activities
     Purchase of property, plant and equipment                 -8,482      -8,974       -4,277      -6,780
     Proceeds from sale of equipment                               90         157          -71         153
     Proceeds from disposal of intangible assets                   11         225            0           0
     Acquisition/Disposal of subsidiaries net of cash               0      68,338            0          82
     Assets classified as held for sale                             0      11,806            0      11,439
     Proceeds from financial assets                               659       8,019          454      10,727
     Interest received                                          3,036       1,815        1,621       1,023
                                                              -------     -------      -------     -------
   NET CASH FROM/(USED IN) INVESTING ACTIVITIES                -4,686      81,386       -2,273      16,644
   Cash flows from/(used in) financing activities
     Proceeds from issue of share capital                       1,390       3,417          652      -2,948
     Proceeds from financial liabilities                        2,293       6,921        2,246         540
     Repayment of finanical liabilities                          -748        -356          -51        -227
                                                              -------     -------      -------     -------
   NET CASH FROM (USED IN) FINANCING ACTIVITIES                 2,935       9,982        2,847      -2,635
     Effects of exchange rate on cash and cash                 -1,475        -244         -654         345
     equivalents
                                                              -------     -------      -------     -------
   NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS       -27,027      65,938      -10,294      -1,066
   Cash and cash equivalents at beginning of period           157,837     111,734      141,104     178,738
                                                              -------     -------      -------     -------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD                 130,810     177,672      130,810     177,672
                                                              -------     -------      -------     -------

* Certain comparatives were restated and reclassified to conform with current period's presentation.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

   January 2, 2008                                /s/ LEON KRUIMER
------------------------               -----------------------------------------
        (Date)                                      Leon Kruimer
                                              Chief Financial Officer